

PUREBOOST

🔥 Energize without sugar & jitters!

San Diego, CA   Food & Beverage   Consumer Goods   B2C   Health & Fitness

Highlights

1   🚀 $8.5M revenue in 2022, and over $22.7M in cumulative revenue to date

2   💸 Team's track record: 10+ exits & building a nutritional drink company to $1.25B in sales

3   🏆 15,000+ 5-star reviews

4 🌿 Over 19 million Pureboost servings sold

5 💥 45% reorder rate

6 🎯 #1 category bestseller on Amazon and available at Costco.com, Walmart & Walgreens

7 📈 On a strategic path to $100M in sales (not guaranteed) by 2026

8 🌙 Breakout star taking on a fast-growing $400B market

Our Team



Brian Enge Co-Founder

Serial entrepreneur with 4 exits. Active.com senior leadership when it sold for $1B+. Cyrk senior leadership when it IPO'd. Saucony EVP when it sold for $150M. Zoot CEO when it sold for $12M. Former pro soccer player. Harvard BA. Harvard MBA.



Sean Ross Co-Founder

Nutrition innovator and supply chain whiz. Experience managing manufacturing for Glanbia, the world's largest sports nutrition brand and has overseen the production of over $1B+ worth of products. Invented the original Pureboost formula.



Ray Faltinsky Co-Founder

Lifelong nutrition enthusiast. Launched and grew a nutrition company from 0 to $1.25B in sales over its 22-year lifetime, generating a 125x return for investors. Launched Pureboost in 2018. Yale Law School JD.



Danny DeMichele Co-Founder

Sales and scale ace with 6 exits in digital marketing/e-commerce. Founder of Quiverr, a Top 25 Amazon bestseller with over $1B+ in revenue (acquired by ASM, the largest CPG retail management & distribution company). Founder of 2 Inc 500 companies.



Jay Mercer CEO

Strategic sales leader with 25+ years in CPG. Launched 250+ products for Fortune 500 companies and brands, including Del Monte, Milk Bone, Meow Mix & Hershey Foods. VP of Sales at Amazing Grass when it sold to Glanbia Performance Nutrition.



Gillian Snyder VP Marketing

Digital marketing and scale ace with 15+ years leading geographic and category expansion for global ecommerce brands. Grew marketing programs to 14M website visitors and $50M in sales. Built a thriving retention program for a $150M brand. UCSD MBA.

Why Pureboost?




4-6 HRS CLEAN, IMMUNE-BOOSTING ENERGY!
PURE BOOST IMMUNE
NO SUGAR
NO SUCRALOSE
NO CRASH
30 combo pack
DIETARY SUPPLEMENT

Pureboost is the first clean energy drink mix. We're taking on a $400B market - and leaving GMOs, artificial sweeteners, sugar and junk side effects like jitters and crashes in our dust. The clean energy movement is here!

BECAUSE WE DESERVE **BETTER THAN UNHEALTHY, "DIRTY" ENERGY**

Today's energy drinks are loaded with "dirty" ingredients, such as sugar and artificial sweeteners, or massive amounts of caffeine. This results in a short-term boost followed by jitters and a crash. Plus low-quality, impure ingredients have been proven to result in potentially irreversible long-term health consequences. People need energy to get through the

day, but delicious and clean energy is near impossible to find.



INTRODUCING PUREBOOST
THE FIRST CLEAN ENERGY DRINK

Pureboost has cracked the nutritional code—feel-good energy that's delicious, affordable, and healthy. It's ultra-portable, packed with vitamins and electrolytes, and uniquely formulated to help you tackle your everyday routine—without the side effects and long-term health challenges that accompany traditional energy drinks.



CLEAN IMMUNE-BOOSTING ENERGY
PURE BOOST IMMUNE
NO SUGAR
NO SUCRALOSE
NO CRASH
ELDERBERRY
1,200 MG VITAMIN C
VITAMINS A + D, ZINC
B12 + GREEN TEA
30 PACKETS combo pack
DIETARY SUPPLEMENT
NET WT 12.17 oz. (345g)
CLEAN ANTIOXIDANT ENERGY
PURE BOOST
NO SUGAR
NO SUCRALOSE
NO CRASH
clean antioxidant energy mix
BOOSTED WITH B12, GREEN TEA + VITAMINS
30 PACKETS combo pack
DIETARY SUPPLEMENT
NET WT 12.69 oz. (360g)
CLEAN ENERGY SUPERPACK
PURE BOOST SUPERFOODS
SUPER FOOD BOOSTED
clean antioxidant energy mix
DELICIOUSLY BOOSTED WITH 7 GREEN OR RED SUPERFOODS, B12, GREEN TEA + VITAMINS
NO SUGAR
NO SUCRALOSE
NO CRASH
30 PACKETS combo pack
DIETARY SUPPLEMENT
NET WT 12.17 OZ. (345g)
Clean Energy + Advanced Immune Support
The Original Clean Antioxidant Energy
Clean Energy + Organic Superfoods

We're on a mission to help people lead healthier, happier, and more active lives. Now go-getters can fuel their best moments with an everyday energy drink that the whole family will love.



ALL OF THE GOOD, NONE OF THE BAD



GREEN TEA
CAFFEINE



VITAMINS &
ELECTROLYTES



NATURAL FLAVORS
& COLORS



MADE IN THE USA
from globally
sourced ingredients



NO SUGAR
NO SUCRALOSE



NO ARTIFICIAL FLAVORS
OR COLORS



NON-GMO



NO DAIRY, SOY
OR GLUTEN

Pureboost is the 1st antioxidant energy mix without any sugar, sucralose, or crash. Say goodbye to the dirty and jitters that come with traditional energy drinks, soda, and coffee.

Pureboost delivers long-lasting energy and hydration that's bursting with:

- B12

- Natural Green tea caffeine

- 25+ vitamins, minerals, and herbs

- Hydration Maximizer Electrolyte Blend

Additionally, Pureboost is:

- Naturally flavored and sweetened
- Keto, paleo, and vegetarian friendly
- 100% free of dairy, soy, gluten, and preservatives
- Non-GMO
- Proudly manufactured in the USA

WE'RE TURNING HEADS
AS SALES GROW ASTRONOMICALLY

Pureboost is already achieving remarkable results in a $400B total addressable market. We're THE #1 healthy category leader on Amazon, with double-digit annual growth since launch and more than 25,000 positive reviews.

We're laser-focused on growth. In our first four years in business, we generated $21 million in revenue, and $8.52 million last year alone.



$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$63,000
$1,240,000
$3,748,000
$7,340,000
$8,521,000
2018
2019
2020
2021
2022

Revenue forecasts and projected exit opportunities are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

With incredible gross margins on Amazon and our direct-to-consumer channels, as well as plans to expand to other major retailers, we are on track to hit $100 million in revenue by 2026.





RETENTION FROM AN UNDERSERVED CONSUMER DRIVES SUCCESS

SALES
45%
REPURCHASE RATE
35
DAY PURCHASE CYCLE
$93
AVG ANNUAL SPEND
SUBSCRIPTIONS
65%
OF DTC REVENUE
35%
OF AMAZON REVENUE
$155
AVG ANNUAL SPEND

19M
SERVINGS SOLD!
2000+
NUMBER OF RETAIL STORES
650K
BOXES SOLD
80%
GROSS MARGINS ON AMAZON AND DTC
+167%
COMPOUND ANNUAL GROWTH RATE
$21M
CUMULATIVE REVENUE TO DATE

EVERYBODY **LOVES US**

THE #1 HEALTHY ENERGY DRINK MIX
ON amazon

CATEGORY LEADER

ENERGY DRINK MIX

ENERGY DRINK POWDER

TOP EMERGING BUSINESS ON AMAZON

> **"My go-to toddler chasing elixir!!**
> I use this daily, without any crashes or jitters. I get the variety pack and love all the flavors; I don't find they taste minerally at all. I cannot recommend this enough! I promise, if you make the switch, you will not be disappointed!!!"
>
> **SweetlyByers**
>
> ★★★★★

> **"Good way to start the day.**
> I drink one in the morning on my way to work. I feel like I have a little more energy through the lunch hour and definitely have more focus. It's a new habit for me and I think it's a good one."
>
> **Grady G.**
>
> ★★★★★

15,000+ 5 STAR REVIEWS







> "It never makes me feel bad or jittery. The flavors are great too!"
>
> ★★★★★

> "I love that the mix doesn't contain a lot of filler ingredients and tastes great. It has a bit of fizz to replace soda for me. It helps me drink more water each day as well."
>
> ★★★★★

> "Taste is really good and gives a definite subtle energy boost without the high energy symptoms of other energy products."
>
> ★★★★★

OUR WORLD-CLASS TEAM IS EXPERIENCED AND MADE UP OF ENERGETIC WINNERS

Pureboost's team includes a former professional athlete/Harvard MBA, Yale JD, and leaders in the nutrition space—including one that built another nutritional drink to $1.2B in sales and a 125X return for investors. We're also active parents with 15 children between us.



RAY FALTINSKY
Co-Founder, Partner
Nutrition and wellness industry leader with $1.25B+ in nutritional drink sales.
SEAN ROSS
Co-Founder, Partner
Nutrition innovator and supply chain whiz. Oversaw production of $1B+ worth of products.
BRIAN ENGE
Co-Founder, Partner
Brand and product builder with 4 consumer brand exits (Active.com, Cyrk, Saucony, Zoot).
DANNY DEMICHELLE
Co-Founder, Partner
Sales and scale ace with 6 exits in digital marketing & e-commerce. Founder of 2 Inc 500 companies.
GILLIAN SNYDER
VP Marketing
Direct response marketing and e-comm expert.
RYAN BERMAN
Partner
Brand/messaging expert, integral in building Subway, US Ski & Caesars.
JAY MERCER
CEO
Strategic sales leader. Launched 250+ CPG products for Fortune 500 companies.
EDWARD RO
VP Operations
Supply chain and operations expert.
HARVARD
UC San Diego
amazon
Amazing Grass
Del Monte
ANCIENT NUTRITION
YALE LAW
HERSHEY'S

AND WE AREN'T SLOWING DOWN ANYTIME SOON!



2022
LAUNCH
2,000+
DOORS
meijer
COSTCO.COM
Walmart
2023
EXPAND
MORE
STORES
& MORE
RETAILERS
SPROUTS
Wegmans
WHOLE FOODS
Publix
Kroger
TARGET
H-E-B
GIANT EAGLE
2024
SCALE
NATIONAL
FOOTPRINT
IN TOP
RETAILERS
TARGET
Sam's
Publix
Kroger
COSTCO WHOLESALE
Walmart

We're targeting an omni-channel growth strategy to ensure Pureboost is available to consumers wherever they shop.

In Q3 of 2022, we expanded into Costco.com, Walmart, Walgreens and Meijer. For launch in 2023, we're in talks with Wegman's, Whole Foods, Kroger, Publix, Target, CVS, H-E-B, Giant Eagle and more!

Through our top-tier retailers Target, Publix, Kroger, Costco, and Walmart alone, our national footprint will make us a household name across tens of thousands of stores.

THE ENERGY DRINK MARKET
INCLUDES ATTRACTIVE EXIT COMPS



$80M
ZIPFIZ WAS
PURCHASED IN 2018
FOR $80M
$400M
LIQUID IV WAS
PURCHASED IN 2020 FOR
$400M+ BY UNILEVER
$3.86B
ROCKSTAR WAS
ACQUIRED IN 2020 FOR
$3.86B BY PEPSICO



$2.15B
COCA-COLA ACQUIRED 17% OF
MONSTER FOR $2.15B+ IN 2014



$6B+
PEPSICO INVESTS $550M IN
AUGUST 2022 AT $6B+ VALUATION

AND THE MARKET
IS EXPLODING



MASSIVE TOTAL ADDRESSABLE MARKET
$400 BILLION (USA)

ENERGY DRINKS $24B

WATER ENHANCERS $6B

SODA $328B

COFFEE $49B

PUREBOOST

CONFIDENTIAL BODYGOOD NUTRITION, LLC.

PUREBOOST

WE'RE RAISING CAPITAL
TO ACCELERATE OUR GROWTH


EXPAND BRICK AND MORTAR DISTRIBUTION
INCREASE HIGH ROI MARKETING SPEND TO BUILD BRAND AWARENESS
INVEST IN INNOVATION & INVENTORY TO SUPPORT GROWTH


PROJECTED REVENUE ACCELERATION
MOST LIKELY ACQUIRED ZONE
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
2019
2020
2021
2022
2023
2024
2025
2026

Revenue forecasts and projected exit opportunities are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.


INVEST IN THE CLEAN ENERGY MOVEMENT TODAY!
PURE BOOST
citrus sunrise

<u>Pureboost Investor Deck</u>

<u>Pureboost 17-B Disclosure</u>